JAMES T. GIBBONS, ESQ.
                                ATTORNET AT LAW

                             440 ROUTE 17N SUITE 2
                          HASBROUCK HEIGHTS, NJ 07604

                       (201)288-8114 (201)288-8109 (FAX)


                                                        July 19, 2000

UNIVERSAL MEDIA HOLDINGS, INC.
110 Smithtown Boulevard
Nesconset, New York 11767

Dear Sirs:

     You have requested my opinion with respect to certain matters in connection with the filing by Universal Media Holdings, Inc. (the "Company") of a Registration Statement on Form S-8 (the "Registration Statement") with the Security and Exchange Commission, covering the registration of 1,223,550 shares of the Company's Common Stock, par value $.0001 per share (the "Shares"), for issuance in accordance with Compensation or Termination Agreements with three
(3) present and/or past directors/officers of the Company (the "Agreements").

     The Shares to be registered are as follows:

       A) 150,000 shares represented by Certificate #6319 and 250,000 of the shares represented by Certificate #6201, issued to Zimvestments, Inc. (said corporation being wholly owned by James W. Zimbler and his wife) in accordance with a written Resolution of the Board of Directors, dated November 4, 1999, as and for compensation to James W. Zimbler for service as a director of the Company.

       B) 90,000 shares represented by Certificate #6096, issued to Two Plus Twins Consulting, Inc. (said corporation being wholly owned by Michael S. Krome and his wife) in accordance with a written Resolution of the Board of Directors, dated November 4, 1999, as and for compensation to Michael S. Krome for service as a director of the Company.

       C) 333,550 shares represented by Certificate #6203, issued to Two Plus Twins Consulting, Inc. (said corporation being wholly owned by Michael S. Krome and his wife) the registraion of which shares are encompassed within that certain employment termination agreement dated July 11, 2000, by and between the Company and Michael S. Krome.

       D) 300,000 shares represented by Certificate #6097, issued to Bruce Dugan in accordance with a written resolution of the Board of Directors, dated November 4, 1999, as and for compensation for service as a director of the Company.

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     In  connection  with this  opinion,  I have  examined  and relied  upon the
Registration Statement, the Company's Amended Articles of Incorporation and Bylaws, the Minutes of the Meetings of the Board of Directors of the Company, the Termination of Employment Agreement between the Company and Michael S. Krome, and the originals or copies certified to my satisfaction of such records, documents, certificates, memoranda and other instruments as in my judgment are necessary or appropriate to enable me to render the opinion expressed below. I have assumed the genuineness and authenticity of all documents submitted to me as originals, the conformity to the originals of all documents submitted to me as copies thereof and the due execution, delivery or filing of documents, where such execution, delivery or filing are a prerequisite to the effectiveness thereof.

     On the basis of the foregoing, and in reliance thereon, I am of the opinion that the Shares, upon registration, when sold and issued in accordance with the Registration Statement and the above referenced compensation and termination agreements, will be validly issued, fully paid, and non-assessable shares of Common Stock of the Company.

     I consent to the filing of this opinion as an exhibit to the Registration Statement.


                                                        Sincerely,


                                                        /s/  James T. Gibbons
                                                        ---------------------
                                                             James T. Gibbons